Exhibit 5.2
Tel.: +34 91 586 04 15
Fax: +34 91 586 04 71
E-mail:rsq@uria.com
Telefónica, S.A.
Distrito C, Ronda de la Comunicación, S/N
28050 Madrid
Spain
Telefónica Emisiones, S.A.U.
Distrito C, Ronda de la Comunicación, S/N
28050 Madrid
Spain
Madrid, February 16, 2011
     Ladies and Gentlemen:
TELEFÓNICA EMISIONES, S.A.U.
US$1,250,000,000 3.992% Fixed Rate Senior Notes due 2016
US$1,500,000,000 5.462% Fixed Rate Senior Notes due 2021
guaranteed by TELEFÓNICA, S.A.
     We have acted as Spanish counsel to Telefónica, S.A. (the “Guarantor”) and Telefónica Emisiones, S.A.U. (the “Company”), for purposes, among others, of issuing a legal opinion addressed to you in connection with the issuance by the Company of US$1,250,000,000 aggregate principal amount of its 3.992% Fixed Rate Senior Notes due February 16, 2016 (the “3.992% Fixed Rate Senior Notes”) and US$1,500,000,000 aggregate principal amount of its 5.462% Fixed Rate Senior Notes due February 16, 2021 (the “5.462% Fixed Rate Senior Notes” and, together with the 3.992% Fixed Rate Senior Notes, the “Notes”). The Notes will be unconditionally and irrevocably guaranteed (the “Guarantee”) by the Guarantor. We have taken instructions solely from the Company and the Guarantor.
A.	Documents reviewed

In arriving at the opinions expressed below, we have reviewed the following documents:
1.	A copy of the global notes dated February 16, 2011 evidencing the Notes and a copy of the Guarantee.

2.	A copy of the public deed of issue of the Notes (escritura de emisión) executed on February 9, 2011, before the Notary Public of Madrid Mr. José Miguel García Lombardía under number 460 of his official records (the “Public Deed of Issuance”).

3.	A copy of the announcement related to the issue of the Notes published in the Official Bulletin of the Mercantile Registry (Boletín Oficial del Registro Mercantil) on February 10, 2011.

4.	A copy of the Registration Statement on form F-3 registered with the United States Securities and Exchange Commission (including the base prospectus attached thereto) dated May 8, 2009, with file number 333-159062 (the “F-3”).

5.	A copy of the preliminary prospectus supplement dated February 7, 2011, filed with the United States Securities and Exchange Commission on February 7, 2011.

6.	A copy of the final prospectus supplement relating to the offering of the Notes dated February 7, 2011, filed with the United States Securities and Exchange Commission on February 8, 2011 (the “Prospectus Supplement”).

7.	A copy of the indenture dated as of May 8, 2009, among the Company, the Guarantor and The Bank of New York Mellon (the “Indenture”).

8.	A copy of the supplemental indentures, one with respect to the 3.992% Fixed Rate Senior Notes and one with respect to the 5.462% Fixed Rate Senior Notes, each dated as of February 16, 2011, among the Company, the Guarantor and The Bank of New York Mellon (collectively, the “Supplemental Indentures”).

9.	The information publicly available on the website of the Spanish Central Mercantile Registry (www.rmc.es) with respect to the Company and the Guarantor on February 16, 2011.

10.	A copy of the by-laws (estatutos) of the Guarantor, as publicly available at the Web page of the Guarantor (www.telefonica.com) on February 16, 2011.

11.	A certification related to the Company issued by the Mercantile Registry of Madrid on November 15, 2010.

12.	A copy of forms PE-1 (declaración de préstamos y créditos exteriores) (one with respect each of the 3.992% Fixed Rate Senior Notes and the 5.462% Fixed Rate Senior Notes), each dated February 10, 2011.

13.	A copy of a certification of the resolutions approved by the Board of Directors of the Guarantor held on March 25, 2009.

14.	A copy of a certification of the resolutions adopted by the Guarantor as sole shareholder of the Company on May 4, 2009.
The Indenture, the Supplemental Indentures, the Notes and the Guarantee will be hereinafter collectively referred to as the “Documents”.
B.	Assumptions

In rendering the opinions expressed below, we have assumed:
(i)	The genuineness of all signatures, stamps and seals appearing in the documents which, or copies of which, we have examined.
(ii)	The authenticity and completeness of all documents submitted to us as originals and the conformity with the originals and the completeness of all documents submitted to us as copies.

(iii)	The power and authority to execute of, and the due execution by, all parties to the Documents (other than the Guarantor and the Company) and that such execution will bind such parties and that the performance thereof is within the capacity and powers of each of the parties thereto (other than the Guarantor and the Company).
(iv)	That each of the parties to the Documents (other than the Guarantor and the Company) is duly incorporated and validly existing under the laws of the country of incorporation.
(v)	That the Documents have been executed and delivered in forms conforming with the final drafts reviewed by us.
(vi)	That the Documents have been executed and delivered, by Mr. Santiago Fernández Valbuena, Mr. Miguel Escrig Meliá, Mr. Juan José Gómez Miguelañez or Mr. Eduardo Alvarez Gómez on behalf of the Guarantor and by Mr. Juan José Gómez Migueláñez or Mr. Miguel Escrig Meliá, Joint and Several Directors of the Company (Administradores Solidarios) on behalf of the Company, and by each of the other parties thereto, in forms conforming to the final drafts reviewed by us.
(vii)	That all the documents that should have been filed with the Mercantile Registry of Madrid by the Company and the Guarantor, respectively, have been filed at the date of our search and that a search in respect of matters which are stated therein since the date of our search would not reveal any circumstances or the filing of documents which would affect the conclusions reached herein and that the content of the certification issued by the Mercantile Registry of Madrid on November 15, 2010, with respect to the Company and the online excerpts downloaded from the website of the Spanish Central Mercantile Registry (www.rmc.es) with respect to the Guarantor and Company on February 16, 2011, accurately reflect the entries held at such Registry in relation to the Company and Guarantor, respectively.
(viii)	That there are no and there will be no contractual or similar restrictions binding on any person which would affect the conclusions of this opinion resulting from any agreement or arrangement not being a document specifically examined by us for purposes of this opinion and there are no arrangements between any of the parties to the documents examined which modify or supersede any of the terms thereof.
(ix)	That there are no decisions or resolutions adopted or passed by the corporate bodies of the Company or the Guarantor revoking or amending the decisions and resolutions referred to in paragraphs A.(13) and A.(14) above, and that the by-laws (estatutos) of the Guarantor and the Company and the Public Deed of Issuance which have been reviewed by us are those in force as of the date hereof.
(x)	That the Documents are legal, valid, binding and enforceable under the laws of the state of New York, and that insofar as any obligation under the Documents, the F-3 and the Prospectus Supplement is to be performed in, or is otherwise subject to the laws of, any jurisdiction other than Spain, will not be illegal or ineffective by virtue of any law of, or contrary to public policy in, that jurisdiction.
(xi)	That there are no and there will be no matters or events of a factual nature not disclosed to us which would affect the conclusions contained herein.
(xii)	That all the voting rights of the Company belong to the Guarantor and that the exclusive activity of the Company is the issuance of debt and other financial instruments.

(xiii)	That the proceeds of the issuance of the Notes, net of management and issuance costs, will be permanently deposited with the Guarantor or a company of its consolidated group which could use the proceeds for the general corporate purposes of the group.
(xiv)	That the obligations of the Guarantor under the Guarantee constitute, under the laws of the state of New York, an irrevocable and unconditional guarantee of the Guarantor, and under the Guarantee the holders of the Notes may enforce the Guarantee directly against the Guarantor, the obligations of the Guarantor are independent of the obligations of the Company and the Guarantor shall be liable as principal and sole debtor (garantía solidaria e irrevocable).
(xv)	That the Notes will not be offered or sold in Spain.
(xvi)	That (a) each of the Company and the Guarantor is not unable to pay its debts within the meaning of articles 2 et seq. of Spanish Law 22/2003, of 9 July 2003, on insolvency (hereinafter referred to as the “Insolvency Law”); (b) each of the Company and the Guarantor would not be, as a consequence of performing its obligations under the Documents, unable to pay its debts within the meaning of articles 2 et seq. of the Insolvency Law; (c) no petition for insolvency (concurso) has been presented in relation to each of the Company and the Guarantor; and (d) no receiver or administrative receiver has been appointed in relation to any of the Guarantor assets or premises.
(xvii)	That the Notes will be admitted to listing on an organized secondary market in an OECD country.
As to matters of fact material to the opinions expressed below, we have, when relevant facts were not independently established by us, examined and relied upon certificates of officials and other representatives of the Guarantor and the Company.
C.	Opinion
We do not represent ourselves to be familiar with the laws of any jurisdiction other than Spain as they stand at present and, therefore, we express no opinion on any question arising under any laws other than the laws of Spain as they stand at present. In giving this opinion we have assumed that such documents listed above, expressed to be governed by the laws of a country other than Spain constitute legal, valid, binding and enforceable obligations of the respective parties thereto under such laws.
Our involvement in the transaction described herein has been limited to our role as Spanish counsel to the Company and the Guarantor and, as a consequence thereof, we assume no obligation to advise any other party to this transaction and, furthermore, we assume no obligation to advise any other party of changes of law or facts that could occur after the date of the opinion, even though the change may affect the legal analysis or conclusions given in this opinion.
Legal concepts are expressed in the documents in English terms and may not be identical or equivalent to those that exist under the laws of Spain. Therefore, this opinion may only be relied upon the express condition that the interpretation arising of this opinion is governed by Spanish law in a proceeding brought before a Spanish court.
None of the Civil Code, the Commercial Code, any Spanish regulation or Spanish case law specifically regulate, address or provide information with respect to a transaction where a Spanish sociedad anónima carries out an issuance of debt instruments in the United States registered under the United States Securities Act of 1933 and pursuant to an indenture qualified under the United States Trust Indenture Act of 1939. Thus, the opinions included in this Section C are based on the existing opinions of scholars that have addressed such issues and on our interpretation of Spanish law. In addition, the Public Deed of Issuance has been registered with the Madrid Mercantile Registry and pursuant to Article 7 of the Mercantile Registry Regulations (Reglamento del Registro Mercantil) there is a presumption of validity of the content of the Mercantile Registry.
Based upon and subject to the foregoing, and subject to the further exceptions, limitations and qualifications set forth below, it is our opinion that:
1.	Valid existence
Each of the Company and the Guarantor has been duly incorporated and is validly existing as a sociedad anónima under the laws of Spain.
2.	Corporate power and corporate action
Each of the Company and the Guarantor has corporate power to own, lease and operate its properties and conduct its business.
3.	Valid execution of agreements
Each of the Company and the Guarantor has duly authorized, executed and delivered each of the Documents to which it is a party.
4.	Choice of law
The choice of the laws of the State of New York as the governing law of the Documents is valid and shall be recognized and enforced by the Spanish courts, subject to the qualification referred to in paragraph D.(6) below. The effectiveness of this choice is subject, in particular, to the laws of the State of New York being evidenced to the Spanish courts pursuant to Article 281 of the Civil Procedural Law.
5.	Authorizations and consents
Save for (A) obtaining from the Bank of Spain the números de operación financiera (N.O.F.s), which have been obtained and (B) the registration of the Public Deed of Issuance with the Mercantile Registry of Madrid and (C) the publication of the announcement related to the issue of the Notes in the Official Gazette of the Mercantile Registry, which have taken place, no consent, approval, authorization, order, regulation, qualification or clearance of or with any court or governmental agency or regulatory body in Spain having jurisdiction over the Company or the Guarantor and its subsidiaries or any of their properties or of any stock exchange authorities in Spain is required for (i) the valid authorization, execution and delivery of the Documents by each of the Company and the Guarantor, (ii) the issuance and delivery of the Notes or the sale of the Notes or to make interest and all other payments (including on maturity or early redemption) in United States dollars on the Notes, or (iii) for the consummation of the transactions contemplated hereby or thereby on the part of the Company or the Guarantor. This notwithstanding, once the Notes have been paid in full, this circumstance must be registered at the Mercantile Registry of the place where the Company is domiciled.

6.	Absence of conflicts
Neither the sale of the Notes by the Company, the execution by each of the Guarantor and the Company of the Documents to which it is a party nor the consummation of any of the other transactions contemplated in the Documents will conflict with, result in breach of, or constitute a default under the by-laws of the Guarantor or the Company, or any Spanish law, order or regulation known to us to be applicable to the Guarantor or the Company.
D.	Qualifications to Opinion
The opinions expressed above are subject to the following qualifications:
1.	Our opinions expressed above are subject to the effects and result of the operations involved in any applicable bankruptcy, insolvency (concurso), moratorium or similar laws affecting creditors’ rights generally, as well as to any principles of public policy (orden público).
2.	Without prejudice to the general qualification set forth in the preceding paragraph, it is worth mentioning that the credit rights will be subordinated by law in the insolvency proceedings if they are held by creditors which are considered “especially related” to the insolvent debtor pursuant to article 92.5 of the Insolvency Law (among others, because the creditor holds an interest in the insolvent debtor or is part of the same group, because the creditor is a director of the insolvent debtor or may be considered a “de facto” director thereof, or because the creditor is the assignee or successor of credit rights previously held by any of the foregoing).
After the amendment of the Insolvency Law pursuant to Royal Decree-Law 3/2009 of 27 March, it has been clarified that credit rights against the Company arising from the Notes benefiting of the guarantee of the Guarantor will not be classified as subordinated obligations, provided that the holders of the Notes are not especially related persons.
3.	The above references to the insolvency legislation may not be deemed exhaustive, there may be other rules which, in one way or the other, may also have an impact on the transaction analyzed.
4.	The term “enforceable” in this opinion means that the obligations assumed by the relevant party under the relevant documents are of a type that the Spanish courts would generally enforce. However, it does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular, enforcement before the Spanish courts will be subject to the following:
(a)	a Spanish court may refuse to give effect to any provision of the Documents on the grounds that such provision conflicts with Spanish public policy (orden público);

(b)	the Spanish courts will apply the law subject to the equitable principles and may not grant enforcement in the event that they deem a right has not been exercised in good faith or that it has been exercised in abuse of right (abuso de derecho) and will not enforce an obligation in case of fraud;

(c)	a Spanish court may issue an award of damages where specific performance is deemed impracticable;

(d)	the validity and performance of contractual obligations may not be left at the discretion of one of the contracting parties as per Article 1,256 of the Civil Code;

(e)	a Spanish court may not enforce a contractual provision which requires any party thereto to pay any amounts on the grounds that such provision is a penalty within the meaning of Articles 1,152 et seq. of the Civil Code, which the court would consider obviously excessive as a pre-estimate of damages; in this event the court may reduce the amount of the penalty; and

(f)	the exercise of rights and the enforcement thereof is limited by applicable statute of limitations.
5.	In Spanish Procedural law, the rules of evidence in any judicial proceeding cannot be modified by agreement between the parties and, consequently, any provisions of the Documents in which determinations, certificates, notifications, opinions or the like made by the parties are to be deemed conclusive in the absence of manifest error would not be upheld by a Spanish court. The assessment of any evidence provided in any judicial proceeding will correspond to the Spanish court. The admissibility of evidence or as supporting documentation before a Spanish court or authorities, of any document that is not in the Spanish language may be subject to the provision of an officially sworn translation into Spanish.
6.	The laws of the State of New York may not be applied by Spanish courts, pursuant to Articles 12.3 and 12.4 of the Civil Code and Regulation (EC) No. 593/2008 of the European Parliament and of the Council of 17 June 2008 on the law applicable to contractual obligations (‘Rome I’), if the Spanish courts determine that the choice in the Documents of the laws of the state of New York has been made with the intent of avoiding the application of mandatory Spanish laws or legal requirements or if the applicable laws of the State of New York were contrary to Spanish public policy.
7.	The Spanish courts have exclusive jurisdiction, inter alia, with respect to matters relating to the incorporation, validity, nullity and dissolution of companies or legal entities having their domicile in the Spanish territory, and to any decisions and resolutions of their corporate bodies, as well as with respect with the validity or nullity of any recordings with a Spanish registry, and the recognition and enforcement in Spain of any judgment or arbitration award obtained in a foreign country.
          This opinion letter is rendered to the addressees identified herein in connection with the above described transaction. This opinion letter is not to be used, circulated, quoted or otherwise referred to for any other purpose and persons other than its addressees shall not make decisions based on the opinion letter or claim any liability for its content without our prior written consent. Notwithstanding the foregoing, we hereby consent to the filing of this opinion as an exhibit to the Registration Statement or any subsequent amendment thereto and to the use of our name under the caption “Legal matters” in the prospectus included in the Registration Statement and under the caption “Validity of the Notes” in the Prospectus Supplement.
Very truly yours,
/s/ Rafael Sebastián